Exhibit 99.1

Activist Investing LLC Announces 5.7% Ownership Interest in Electro-Sensors, Inc.

January 14, 2022 (GLOBE NEWSWIRE) NEW YORK – Activist Investing LLC (together with its affiliates, “Activist Investing” or “we”), today announced the acquisition of approximately 5.7% of the outstanding shares of Electro-Sensors, Inc. (NASDAQ: ELSE) (“ELSE” or the “Company”). David Elliot Lazar, Chief Executive Officer of Activist Investing, issued the following statement:

“We are pleased to announce our significant investment in ELSE given the meaningful opportunity we believe the Company represents and are eager to begin working with the Board of Directors and management to actively explore potential strategic options to drive shareholder value.”

About Activist Investing

Activist Investing LLC is an investment fund specializing in reverse merger and other event-driven opportunities. Its CEO, David E. Lazar, brings domestic and international experience in operations, accounting, audit preparation, due diligence, capital restructuring, debt financing, and mergers and acquisitions.

Investor Contact Information:
David E. Lazar
david@activistinvestingllc.com

About Electro-Sensors, Inc.

Electro-Sensors, Inc. is an industry leading designer and manufacturer of rugged and reliable machine monitoring sensors and wireless/wired hazard monitoring systems applied across multiple industries and applications. These products improve processes by protecting people, safeguarding systems, reducing downtime, and preventing waste. Most standard products ship within one to two days and have an industry-leading 5-year warranty. Electro-Sensors is proud to be an ISO9001:2015 quality certified company and is committed to providing excellent customer service and technical support. Founded in 1968 and located in Minnetonka, Minnesota, Electro-Sensors provides its loyal customers with reliable products that improve safety and help plants operate with greater efficiency, productivity and control.